Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: Lycos, Inc.
                                                   Commission File No. 000-27830

TERRA LYCOS

Transcript of Video Presentation

Terra the largest Spanish and Portuguese speaking Internet player.

And Lycos, one of the most important players on the net have merged to offer the user the best choice on the Internet.

Terra Lycos is the first Internet player with a real global footprint. Well established in high potential growth markets, with the best cash position of the world of Internet.

Terra Lycos will become the largest multiple platform content distributor with stakes throughout the Internet value chain, holding a diversified revenue mix, stemming both from the geographical point of view as from the business opportunities.

Terra Lycos adds up to over 7 billion page views per month, nearly 5 million access subscribers, 60 million registered users, 91 million unique visitors, over 3,000 advertising partners and over 5,000 stores.

Terra Lycos enjoys strong highly motivated mangers and employees that together with state of the art technology and with a driving strength of a leading project make themselves available to any person throughout the world to make the Internet experience an amazing breakthrough of freedom.


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     These materials contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to: the Terra Networks, S.A. ("Terra Networks") and Lycos, Inc. ("Lycos") combination; statements of anticipated financial performance; estimates of future market share; and information regarding management strategy, synergies, efficiencies and strategic partnerships. Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions.

     The forward-looking statements included in these materials are based on current expectations, but actual results may differ materially from anticipated future results due to various factors, many of which are beyond the control of Terra Networks. Certain factors which could cause the actual individual and combined results of Terra Lycos to differ materially from the expected results include, among others: the risk that Terra Networks' and Lycos' businesses will not be integrated successfully; costs related to the merger; failure of Lycos stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; and inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

     WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT TERRA NETWORKS AND LYCOS HAVE FILED AND WILL FILE WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors will be able to obtain copies of the registration statements and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628-9001, E-mail:
publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra Networks will be available free of charge from Terra Networks. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION REGARDING THE SHARE EXCHANGE.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.